CLIP INTERACTIVE, LLC

Financial Statements
and
Report of Independent Registered Public Accounting Firm
December 31, 2016 and 2015

EKS&H

CLIP INTERACTIVE, LLC

Table of Contents



8181 East Tufts Avenue, Suite 600
Denver, Colorado 80237-2521
P: 303-740-9400
F: 303-740-9009
www.EKSH.com

EKS&H LLLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Clip Interactive, LLC
Boulder, Colorado

We have audited the accompanying balance sheets of Clip Interactive, LLC (the "Company") as of December 31, 2016 and 2015, and the related statements of operations, changes in members' deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Clip Interactive, LLC as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

EKS+H LLLP

EKS&H LLLP

August 18, 2017
Denver, Colorado

CLIP INTERACTIVE, LLC

Balance Sheets

	December 31, 2016	December 31, 2015
Assets		
Current assets		
Cash	$ 753,895	$ 38,642
Accounts receivable, net	107,654	168,851
Total current assets	861,549	207,493
Non-current assets		
Property and equipment, net	106,469	219,826
Security deposits	20,614	20,614
Total non-current assets	127,083	240,440
Total assets	$ 988,632	$ 447,933
Liabilities and Members' Deficit		
Current liabilities		
Accounts payable and accrued liabilities	$ 714,396	$ 538,679
Total current liabilities	714,396	538,679
Non-current liabilities		
Line-of-credit	6,000,000	5,955,000
Advances on convertible note offering	3,359,699	-
Total liabilities	10,074,095	6,493,679
Commitments and contingencies		
Members' deficit		
Series B preferred shares, no par value, 9,476,659 (2016) and 8,508,764 (2015) shares authorized, issued, and outstanding, liquidation preference of $16,033,960	10,879,395	9,085,529
Series A preferred shares, no par value, 8,275,000 shares authorized, issued, and outstanding, liquidation preference of $8,275,000	8,244,314	8,244,314
Series F preferred shares, no par value, 12,975,000 shares authorized, issued, and outstanding	-	-
Common shares, no par value, 9,266,924 (2016) and 7,500,000 (2015) shares authorized, 433,691 (2016) and 395,142 (2015) shares issued and outstanding	60,717	55,320
Additional paid-in capital	1,053,303	997,182
Accumulated deficit	(29,323,192)	(24,428,091)
Total members' deficit	(9,085,463)	(6,045,746)
Total liabilities and members' deficit	$ 988,632	$ 447,933

See notes to financial statements.

CLIP INTERACTIVE, LLC

Statements of Operations

	For the Years Ended December 31,	
	2016	2015
Revenue	$ 1,052,406	$ 578,110
Operating expenses		
Direct cost of services	1,939,018	2,068,847
Sales and marketing	828,267	1,618,540
Research and development	1,042,322	1,339,194
General and administrative	1,028,647	1,151,190
Total operating expenses	4,838,254	6,177,771
Loss from operations	(3,785,848)	(5,599,661)
Other expense		
Interest expense	(263,350)	(726,071)
Inducement expense	-	(189,342)
Total other expense	(263,350)	(915,413)
Net loss	$ (4,049,198)	$ (6,515,074)
Weighted average common shares outstanding (Note 9)		
Basic	433,374	334,515
Diluted	433,374	334,515
Earnings (loss) per share attributable to common shares (Note 9)		
Basic	$ (2.18)	$ (1.55)
Diluted	$ (2.18)	$ (1.55)

See notes to financial statements.

CLIP INTERACTIVE, LLC

Statement of Changes in Members' Deficit
For the Years Ended December 31, 2016 and 2015

| | Preferred Shares | | | | | | Common Shares | | Additional Paid-In | Accumulated | Total Members' |
| | Series B | | Series A | | Series F | | | | | | |
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance - December 31, 2014	-	$ -	8,275,000	$ 8,244,314	12,975,000	$ -	-	$ -	$ 637,047	$ (17,558,300)	$ (8,676,939)
Issuance of Series B preferred shares for conversion of debt	5,749,880	6,000,000	-	-	-	-	-	-	-	-	6,000,000
Issuance of Series B preferred shares, net of issuance costs of $100,742	2,758,884	2,778,153	-	-	-	-	-	-	-	-	2,778,153
Accumulating dividends on Series B preferred shares	-	354,717	-	-	-	-	-	-	-	(354,717)	-
Warrants issued with Series B preferred shares	-	(47,341)	-	-	-	-	-	-	47,341	-	-
Warrants issued for conversion of debt	-	-	-	-	-	-	-	-	189,342	-	189,342
Exercise of common options	-	-	-	-	-	-	395,142	55,320	-	-	55,320
Share-based compensation expense	-	-	-	-	-	-	-	-	123,452	-	123,452
Net loss	-	-	-	-	-	-	-	-	-	(6,515,074)	(6,515,074)
Balance - December 31, 2015	8,508,764	9,085,529	8,275,000	8,244,314	12,975,000	-	395,142	55,320	997,182	(24,428,091)	(6,045,746)
Issuance of Series B preferred shares, net of issuance costs of $62,035	967,895	947,963	-	-	-	-	-	-	-	-	947,963
Accumulating dividends on Series B preferred shares	-	845,903	-	-	-	-	-	-	-	(845,903)	-
Exercise of common options	-	-	-	-	-	-	38,549	5,397	-	-	5,397
Share-based compensation expense	-	-	-	-	-	-	-	-	56,121	-	56,121
Net loss	-	-	-	-	-	-	-	-	-	(4,049,198)	(4,049,198)
Balance - December 31, 2016	9,476,659	$ 10,879,395	8,275,000	$ 8,244,314	12,975,000	$ -	433,691	$ 60,717	$ 1,053,303	$ (29,323,192)	$ (9,085,463)

See notes to financial statements.

CLIP INTERACTIVE, LLC

Statements of Cash Flows

	For the Years Ended December 31,	
	2016	2015
Cash flows from operating activities		
Net loss	$ (4,049,198)	$ (6,515,074)
Adjustments to reconcile net loss to net cash used in operating activities		
Depreciation	115,818	155,219
Amortization of debt discounts	-	535,016
Share-based compensation	56,121	123,452
Inducement financing expense	-	189,342
Debt issued in lieu of salary	119,546	-
Changes in assets and liabilities		
Accounts receivable	61,197	(122,796)
Prepaid expenses	-	21,580
Security deposits	-	2,000
Accounts payable and accrued liabilities	175,717	411,597
Net cash used in operating activities	(3,520,799)	(5,199,664)
Cash flows from investing activities		
Purchase of property and equipment	(2,461)	(5,266)
Net cash used in investing activities	(2,461)	(5,266)
Cash flows from financing activities		
Exercise of common options	5,397	55,320
Proceeds from issuance of preferred shares	1,009,998	2,878,895
Borrowings on line-of-credit	45,000	2,350,000
Proceeds from related-party debt	-	1,270,000
Payments of related-party debt	-	(1,270,000)
Equity issuance costs	(62,035)	(100,742)
Proceeds from advances on convertible note offerings	3,240,153	-
Net cash provided by financing activities	4,238,513	5,183,473
Net increase (decrease) in cash	715,253	(21,457)
Cash - beginning of year	38,642	60,099
Cash - end of year	$ 753,895	$ 38,642
Supplemental disclosure of cash flow information:		
Cash paid for interest	$ 245,902	$ 221,899
Supplemental disclosure of non-cash activity:		
Convertible debt converted to Series B preferred shares	$ -	$ 6,000,000
Warrants issued in connection with issuance of Series B preferred shares recorded as an equity warrant	$ -	$ 47,341
Conversion of salary to a related party to advances on convertible note offering (Note 5)	$ 119,546	$ -

See notes to financial statements.

CLIP INTERACTIVE, LLC

Notes to Financial Statements

Note 1 - Description of Business and Summary of Significant Accounting Policies

Clip Interactive, LLC (the "Company" or "Clip") was formed January 14, 2012. Clip is a technology company that makes radio broadcasts and streaming audio content digitally actionable and measurable. By turning a traditional media channel that reaches 245 million people each week in the U.S. into a digital marketing channel, Clip increases the value of radio's core asset: the audio "spot" (radio ad).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The financial statements include some amounts that are based on management's best estimates and judgments. The most significant estimates relate to depreciation and valuations of warrants and options to purchase shares of the Company's preferred and common shares. These estimates may be adjusted as more current information becomes available, and any adjustment could be significant.

Risks and Uncertainties

The Company is subject to various risks and uncertainties frequently encountered by companies in the early stages of development. Such risks and uncertainties include, but are not limited to, its limited operating history, competition from other companies, limited access to additional funds, dependence on key personnel, and management of potential rapid growth. To address these risks, the Company must, among other things, develop its customer base; implement and successfully execute its business and marketing strategy; develop follow-on products; provide superior customer service; and attract, retain, and motivate qualified personnel. There can be no guarantee that the Company will be successful in addressing these or other such risks.

Liquidity and Capital Resources

The Company is subject to risk typically associated with early-stage companies, such as limited access to capital markets and related pressures on liquidity and cash flows. The Company has experienced recurring net losses and negative cash flows from operations. Since inception on January 14, 2012, the Company has relied exclusively on debt and equity financing to fund its ongoing operations. As of December 31, 2016, the Company had cash on hand of $753,895 and its Board of Directors (the "Board") determined additional debt and equity were required to continue operations (Note 5). As of the date of the independent registered public accounting firm's report, the Company had approximately $280,000 cash on hand, along with commitments from existing investors to fund future working capital needs, which the Company's management and the Board feel is sufficient to fund operations for at least one year after the date of the independent registered public accounting firm's report.

- 6 -

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Cash

The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash. The Company had no cash equivalents as of December 31, 2016 and 2015. The Company continually monitors its positions with, and the credit quality of, the financial institutions with which it invests. As of the balance sheet date and periodically throughout the year, the balance of cash exceeded the federally insured limit.

Accounts Receivable

The Company provides an allowance for doubtful accounts equal to the estimated uncollectible amounts. The Company's estimate is based on historical collection experience and a review of the current status of trade accounts receivable. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change and that losses ultimately incurred could differ materially from the amounts estimated in determining the allowance. As of December 31, 2016 and 2015, the allowance for doubtful accounts was $100,500 and $17,500, respectively.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is provided utilizing the straight-line method over the estimated useful lives for owned assets, ranging from two to five years.

Software Development Costs

The Company accounts for costs incurred in the development of computer software as software research and development costs until the preliminary project stage is completed. Direct costs incurred in the development of software are capitalized once the preliminary project stage is completed, management has committed to funding the project, and completion and use of the software for its intended purpose is probable. The Company ceases capitalization of development costs once the software has been substantially completed and is available for its intended use. Software development costs are amortized over a useful life estimated by the Company's management. Costs associated with significant upgrades and enhancements that result in additional functionality are capitalized. Capitalized costs are subject to an ongoing assessment of recoverability based on anticipated future revenues and changes in software technologies. Unamortized capitalized software development costs determined to be in excess of anticipated future net revenues are impaired and expensed during the period of such determination. There were no software development costs capitalized during the years ended December 31, 2016 and 2015 as costs incurred subsequent to the preliminary project stage but prior to completion were not significant.

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recovered. If a potential impairment is indicated, the Company compares the carrying amount of the asset to the undiscounted future cash flows associated with the asset. In the event the future cash flows are less than their carrying value, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived asset. The Company determined long-lived assets were not impaired as of December 31, 2016 and 2015; as a result, no impairment has been recognized in the accompanying financial statements.

Revenue Recognition

The Company recognizes revenue from transaction services at the time they are completed and from contracted services when they are delivered. The Company recognizes revenue only when persuasive evidence of an arrangement exists, delivery has occurred or services have been performed, the fee for the arrangement is fixed or determinable, and collectibility is reasonably assured.

The Company has certain agreements that are multiple-element arrangements and provide for multiple deliverables to customers. For those arrangements, the Company first determines whether each service or deliverable meets the separation criteria of the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC") Subtopic 605-25, *Revenue Recognition–Multiple-Element Arrangements.* In general, a deliverable (or a group of deliverables) meets the separation criteria if the deliverable has stand-alone value to the customer. Each deliverable that meets the separation criteria is considered a separate unit of accounting. The Company allocates the total arrangement consideration to each unit of accounting based on the relative selling price method, with discounts allocated pro rata to each individual unit of accounting. The amount of arrangement consideration that is allocated to a delivered unit of accounting is limited to the amount that is not contingent upon the delivery of another unit of accounting.

After the arrangement consideration has been allocated to each unit of accounting, the Company applies the appropriate revenue recognition method for each unit of accounting based on the nature of the arrangement and the services included in each unit of accounting. All deliverables that do not meet the separation criteria of ASC Subtopic 605-25 are combined into one unit of accounting, and the most appropriate revenue recognition method is applied.

The Company's contracts with customers generally provide for services over the contract term, and the Company recognizes the related revenue ratably as services are provided. The Company's contracts may also include additional billable amounts for ad placements in excess of pre-defined levels. The Company recognizes these amounts as revenue during the months in which the ad placement activity occurs.

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Income Taxes

The Company has elected to be treated as a pass-through entity for income tax purposes. Accordingly, taxable income and losses of the Company are reported on the income tax returns of its members, and no provision for federal income taxes has been recorded in the accompanying financial statements. Had the Company been a taxable entity during the years ended December 31, 2016 and 2015, no provision for income taxes would have been recorded as a result of net operating loss carryforwards generated, which would have been fully reserved by a deferred tax asset valuation allowance.

The Company may only recognize tax benefits from an uncertain tax position if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The Company is required to make many subjective assumptions and judgments regarding income tax exposures. Interpretations of and guidance surrounding income tax law and regulations change over time and may result in changes to its subjective assumptions and judgments.

Interest and penalties associated with tax positions are recorded in the period assessed. No interest or penalties have been assessed as of December 31, 2016. The Company's information returns for tax years subject to examination by tax authorities include the date of the Company's inception through the current period for federal and state tax reporting purposes.

Advertising Costs

The Company expenses advertising costs as incurred. Advertising expense for the years ended December 31, 2016 and 2015 was not significant.

Research and Development Costs

The Company expenses research and development costs as incurred.

Share-Based Compensation

The Company accounts for share-based compensation arrangements with employees, directors, and consultants and recognizes the compensation expense for share-based awards based on the estimated fair value of the awards on the date of grant. Compensation expense for all share-based awards is based on the estimated grant-date fair value and recognized in earnings over the requisite service period (generally the vesting period). The Company records share-based compensation expense related to non-employees over the related service periods.

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Loss per Share

Basic loss per share is calculated based on the weighted-average number of common shares outstanding in accordance with FASB ASC Topic 260, *Earnings per Share*. Diluted net (loss) income per share is calculated based on the weighted-average number of common shares outstanding plus the effect of dilutive potential common shares. When the Company reports a net loss, the calculation of diluted net loss per share excludes potential common shares as the effect would be anti-dilutive. Potential common shares are composed of shares of common issuable upon the exercise of options and warrants. The Company computes net loss per share using the two-class method, which is an allocation formula that determines net loss per share for common shares and participating securities, which for the Company is the preferred shares. The Company has determined that holders of all classes of outstanding preferred shares share in earnings and losses of the Company on a pro-rata shares allocated basis with our common shareholders.

Segment and Geographical Information

Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker in making decisions regarding resource allocation and assessing performance. The Company operates and manages its business as one operating segment, and all of the Company's operations are currently in the United States.

Recently Issued Accounting Pronouncements

In August 2014, the FASB issued Accounting Standards Update ("ASU") No. 2014-15, *Presentation of Financial Statements - Going Concern (Subtopic 205-40)*, which requires an entity's management to evaluate, for each reporting period, whether there are conditions and events that raise substantial doubt about the entity's ability to continue as a going concern within one year after the financial statements are issued. Additional disclosures are required if management concludes that conditions or events raise substantial doubt about the entity's ability to continue as a going concern. The new guidance was effective for the Company in 2016. The adoption of the new accounting rules did not have a material impact on the Company's financial condition, results of operations, or cash flows; however, enhanced disclosure about the Company's liquidity was required in connection with adoption of this standard.

In February 2016, the FASB issued ASU No. 2016-02, *Leases*, which will require lessees to recognize a right-of-use asset and a lease liability for all leases that are not short-term in nature. For a lessor, the accounting applied is also largely unchanged from previous guidance. The new rules will be effective for public companies in 2019 and 2020 for private companies. The Company is currently in the process of evaluating the impact of adoption of the new rules on the Company's financial condition, results of operations, and cash flows.

CLIP INTERACTIVE, LLC

Notes to Financial Statements

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Recently Issued Accounting Pronouncements (continued)

In May 2014, the FASB issued ASU No. 2014-09, *Revenue from Contracts with Customers (Topic 606)*, which supersedes current revenue recognition requirements and industry-specific guidance. The codification was amended through additional ASUs and, as amended, requires an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration the entity expects to be entitled to in exchange for those goods or services. The new rules will be effective for public companies in 2018 and 2019 for private companies. At the effective date, the Company must adopt either retrospectively to each prior reporting period presented or as a cumulative-effect adjustment as of the date of adoption using one of two retrospective application methods. The Company is continuing to evaluate the provisions of this new guidance and has not determined the impact this standard may have on its financial condition, results of operations, cash flows, and related disclosures or decided upon the method of adoption.

Note 2 - Balance Sheet Disclosures

Property and equipment consist of the following:

	December 31,	
	2016	2015
Computers and equipment	$ 669,158	$ 666,696
Furniture	7,263	7,263
Software	5,228	5,228
	681,649	679,187
Less accumulated depreciation	(575,180)	(459,361)
	$ 106,469	$ 219,826

Depreciation expense for the years ended December 31, 2016 and 2015 was approximately $116,000 and $155,000, respectively.

Accounts payable and accrued liabilities consist of the following:

	December 31,	
	2016	2015
Accounts payable	$ 657,883	$ 505,713
Accrued interest	37,712	20,264
Credit cards payable	18,801	12,702
	$ 714,396	$ 538,679

Note 3 - Line-of-Credit

The Company has entered into a line-of-credit with a third-party lender. The agreement was originally dated November 7, 2012, and certain terms were renegotiated on November 5, 2016. The available principal balance under the line-of-credit is $6,000,000, and the outstanding balance accrues interest at a variable rate based on *The Wall Street Journal* ("WSJ") Prime Rate but at no time less than 4.0% (4.0% at December 31, 2016). Monthly interest payments are required, with any outstanding principal due on March 10, 2018. The line-of-credit is collateralized by all of the assets of the Company as well as certain assets of two shareholders who guarantee the loan. The outstanding balance at December 31, 2016 and 2015 was $6,000,000 and $5,955,000, respectively.

Note 4 - Convertible Notes Payable

In 2013, the Company entered into convertible notes payable (the "Notes") with multiple third parties and with a related party. The Notes accrued interest based on the WSJ Prime Rate plus 1.50% with a floor WSJ Prime Rate of 3.25%. Interest was calculated at the beginning of the Notes' term and withheld from the cash proceeds received by the Company, which resulted in an original issue discount. In 2015, the Notes, with a balance of $6,000,000, were converted into 5,749,880 shares of Series B preferred at $1.0435 per share. At the time of conversion, the Note holders were granted warrants as an inducement to convert (Note 8). The fair value of the warrants of $189,342 was recorded as an inducement expense in the accompanying statements of operations.

Note 5 - Advances on Convertible Note Offering

During 2016, the Company received cash proceeds of $3,240,153, which were classified as advances on convertible note offering in the accompanying balance sheets as the related agreements were not effective until January 20, 2017. During 2016, the Company also issued investor advances in the amount of $119,546 in lieu of payment of salary to a related party. The investor advances accrue interest at 8% per annum from the date that cash was received through the effective date of the related agreement. In 2017, the Company received additional cash proceeds of $1,528,378, which were classified as investor advances. On January 20, 2017, the closing of the convertible promissory notes ("Convertible Notes") was completed. The Convertible Notes bear interest at 8% per annum with principal and accrued interest payable at maturity on July 20, 2017. The Convertible Notes are convertible into shares of Series B preferred upon either (i) the occurrence of a qualified financing event as defined in the agreement, (ii) election to convert by the noteholders, or (iii) automatic conversion on the maturity date. On July 20, 2017, the Convertible Notes with principal of $4,888,077 and accrued interest of $190,097 were automatically converted into 4,866,483 shares of Series B preferred at $1.0435 per share. In connection with this conversion, 729,930 warrants were issued to purchase Series 1 common shares.

Note 6 - Related Party Transactions

During 2015, a related party provided an unsecured, non-interest bearing loan totaling $1,270,000 to the Company, which was repaid in full during 2015. During 2016, the Company received advances on convertible note offerings from a related party totaling $1,844,000, which is included in the outstanding balance of advances on convertible note offerings as of December 31, 2016. In 2016, in lieu of a $119,546 cash payment for wages earned, the Company classified this amount as advances on convertible note offerings, which would be entitled to all of the same provisions as described in Note 5.

Note 7 - Commitments and Contingencies

Operating Lease

The Company leases office space under a non-cancelable operating lease. Rent expense for the years ended December 31, 2016 and 2015 was approximately $152,000 and $157,000, respectively. Future minimum lease payments under this lease are approximately $74,000 in 2017.

Litigation

In the normal course of business, the Company is party to litigation from time to time. The Company maintains insurance to cover certain actions and believes that resolution of such litigation will not have a material adverse effect on the Company.

Note 8 - Members' Equity

Membership Interests

The ownership of the Company is represented by shares. The Company has authorized two classes of shares. These classes include common shares and preferred shares (collectively, the "Shares"). Within each class, there are two authorized series. Common shares include Series 1 Common Shares ("Series 1") and Series 2 Common Shares ("Series 2"). Preferred shares include Preferred A Shares ("Series A"), Preferred B Shares ("Series B"), and Preferred F Shares ("Series F"). The Company, upon approval of the Series F shareholder, has the authority to issue additional Shares. Holders of Shares have no redemption rights.

In 2012, 16,250,000 shares of Series F were issued to the founder in exchange for services rendered and personal guarantees on debt financing. These shares were valued at zero. During 2013, 3,275,000 shares of Series F were canceled to reduce future potential dilution to current shareholders in consideration of the need to raise future equity capital. At December 31, 2016 and 2015, 12,975,000 shares of Series F were authorized, issued, and outstanding.

In 2012, 5,000,000 shares of Series A were issued at a price of $1.00 per share, net of issuance costs of $30,686. In 2014, 3,275,000 shares of Series A were issued at $1 per share. As of December 31, 2016 and 2015, there were 8,275,000 shares of Series A authorized, issued, and outstanding.

Note 8 - Members' Equity (continued)

Membership Interests (continued)

During 2014, the Company approved a stock split of 1:100,000 for all authorized and outstanding Shares with all share and per-share amounts being retroactively adjusted.

In 2015, Convertible Notes in the amount of $6,000,000 were converted into 5,749,880 shares of Series B at $1.0435 per share (Note 4).

In 2016 and 2015, 967,895 and 2,758,884 shares of Series B were issued for cash proceeds of $1,009,998 and $2,878,895, respectively, at $1.0435 per share. Offering costs of $62,035 and $100,742 were incurred with the issuance during 2016 and 2015, respectively.

In 2016 and 2015, 38,549 and 395,142 options were exercised to purchase Series 1, respectively. At December 31, 2016 and 2015, there were additional options and warrants issued and outstanding, which are exercisable or convertible into Series 1.

Voting Rights

Generally, the Company's Board has the authority to make all decisions and take all actions without a vote of the shareholders. However, a list of certain specific matters requiring a vote of the Series F shareholders have been identified in the Company's Amended and Restated Limited Liability Company Agreement. Included in this list are the consolidation, liquidation, dissolution, or merger of the Company as well as other specific matters. When a vote is required, it must be approved by shareholders with a majority of the Shares.

The number of authorized members of the Board shall initially be fixed at five, designated as follows: (i) one director to be designated by the majority holders of Series F, who in turn shall be entitled to two votes; (ii) one director to be designated by the holders of the majority of Series A, who in turn shall be entitled to one vote; (iii) two directors to be designated by the holders of at least 70% of the outstanding Series B shares; and (iv) one director to be designated by the holders of a majority of the common shares and preferred shares, voting together. The number of directors may be changed from time to time by a vote of the holders of a majority of the Shares, voting together, and by a majority vote of the then serving directors.

Anti-Dilution Rights

If, at any time after the issuance of Series B, the Company issues additional securities for which the price per share of the additional securities sold is less than the Series B original issue price per share, the Company shall issue to each holder of Series B that number of additional shares of Series B necessary to maintain the holder's percentage interest in the Company that existed prior to the additional securities being issued. The anti-dilution rights shall terminate immediately prior to a qualified financing round.

Note 8 - Members' Equity (continued)

Dividends

The Series B shall accrue cumulative dividends at a rate of 8% per annum, compounding daily, from the date of issuance, whether or not declared. No dividends shall be paid to Series A, Series F, or common shareholders.

Liquidation

Upon liquidation of the Company, which would occur only upon a judicial decree of dissolution or approval by the Company and the shareholders holding a majority of the Shares, the assets of the Company will be distributed in the following priority: (i) to all creditors of the Company to pay all debts, liabilities, and obligations; (ii) the Series B shareholders until the Series B preference amount is paid in full (1.5x original issue price of $1.0435 per share plus accrued unpaid dividends); (iii) to Series A shareholders until the Series A preference amount ($1.00 per share) is paid in full; and (iv) ratably to all common and preferred shareholders based on their percentage interest in the Company. Profits and losses of the Company, after allocation required by Treasury Regulations under Section 704(b), shall be allocated among the shareholders equal to each shareholder's liquidation preference. The Company's Board, at its discretion, may also distribute funds to the shareholders in the same manner as a liquidation event.

Equity Incentive Plan

The Company adopted the 2013 Equity Incentive Plan (the "Plan"), under which the Company is authorized to grant employees, directors, and consultants of the Company up to 3,750,000 incentive options, non-statutory options, profit interests, and restricted share awards. The award price and vesting terms are determined by the Board of the Company and evidenced in the award agreement extended to the employee, director, or consultant. The options granted generally terminate 10 years from the date of grant and vest over various periods as determined by the Board of the Company. Forfeited or canceled options are available for reissue.

As of December 31, 2016, there was approximately $32,000 of unrecognized share-based compensation expense related to unvested awards, which is expected to be recognized through 2019. The total fair value of options granted during the year ended December 31, 2015 was approximately $24,000. There were no options granted during the year ended December 31, 2016. Total share-based compensation expense recognized during the years ended December 31, 2016 and 2015 related to the Company's options was approximately $56,000 and $123,000, respectively. As of December 31, 2016, 555,034 options were available for future issuance under the Plan.

CLIP INTERACTIVE, LLC

Notes to Financial Statements

Note 8 - Members' Equity (continued)

Equity Incentive Plan (continued)

The following table presents the activity for options outstanding:

	Non-Qualified Stock Options	Weighted Average Exercise Price
Outstanding - December 31, 2014	3,169,322	$ 0.14
Granted	188,600	0.15
Forfeited/canceled	(149,423)	0.13
Exercised	(395,142)	0.14
Outstanding - December 31, 2015	2,813,357	0.14
Granted	-	-
Forfeited/canceled	(13,533)	0.15
Exercised	(38,549)	0.14
Outstanding - December 31, 2016	2,761,275	$ 0.14

The following table presents the composition of options outstanding and exercisable:

Exercise Prices	Options Outstanding			Options Exercisable	
	Number	Price*	Life*	Number	Price*
$0.14	2,586,208	$ 0.14	6.84	2,509,659	$ 0.14
$0.15	175,067	0.15	8.81	175,067	0.15
Total - December 31, 2016	2,761,275	$ 0.14	6.97	2,684,726	$ 0.14

* Price and Life reflect the weighted average exercise price and weighted average remaining contractual life, respectively.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following average assumptions used for the year ended December 31, 2015:

Approximate risk-free rate	1.34% - 1.81%
Average expected life	6.3 years
Dividend yield	0.00%
Volatility	109%

The Company utilized a weighted average of comparable published volatilities to estimate the expected volatility and applied the simplified method to determine the expected term with the risk-free interest rate based upon the U.S. Treasury yield curve in effect at the time for the grant. The Company has assumed a twenty percent forfeiture rate for options issued during the years ended December 31, 2016 and 2015.

Note 8 - Members' Equity (continued)

<u>Warrants</u>

In connection with the original issuance of the Notes (Note 4), the Company granted investors warrants to purchase 3,750,000 shares of Series 1 with an exercise price of $0.14. All warrants vest immediately and expire during 2019. The fair value of the warrants was estimated using the Black-Scholes option pricing model with the following inputs: term of five years, discount rate of 1.38%, volatility of 109%, and a price of $0.14. The relative fair value of the Notes and warrants was estimated and the warrants were valued accordingly at $385,516 and classified as equity recorded as a debt discount to the Notes. In 2014, these warrants were modified through a cancellation of the original warrants and reissuance of newly issued warrants in order to extend the expiration date of the warrants by one year to July 2020. The fair value of the modified warrants was estimated using the Black-Scholes option pricing model with the following inputs: term of five years, discount rate of 1.52%, volatility of 109%, and a price of $0.14. Upon modification, the incremental fair value in the amount of $38,782 was recorded as additional debt discount to the Notes. In 2015, the Notes were converted into Series B, and at that time, the remaining debt discount of $345,618 was fully accreted to interest expense. In connection with the conversion of the Notes, the noteholders were awarded warrants to purchase 1,408,721 shares of Series 1 at an exercise price of $0.01 as an incentive to convert. The fair value of the warrants was estimated using the Black-Scholes option pricing model with the following inputs: term of five years, discount rate of 1.65%, volatility of 109%, a price of $0.14, and an exercise price of $0.01. The fair value of the warrants was estimated at $189,342 and was recorded as an additional financing expense in inducement expense in the accompanying statements of operations.

In 2015, in connection with the issuance of Series B, the Company granted warrants to purchase 358,203 shares of Series 1 with an exercise price of $0.01. The fair value of the warrants was estimated using the Black-Scholes option pricing model with the following inputs: term of five years, discount rate of 1.5%, volatility of 109%, and a price of $0.14. The relative fair value of the equity and warrants was estimated and the warrants were valued accordingly at $47,341 and classified as equity and a reduction to the carrying value of the Series B.

No warrants were exercised during the years ended December 31, 2016 and 2015.

Note 8 - Members' Equity (continued)

Warrants (continued)

The following table presents the activity for warrants outstanding:

	Series 1 Common Share Warrants	Weighted Average Exercise Price
Outstanding - December 31, 2014	3,750,000	$ 0.14
Granted	1,766,924	0.01
Forfeited/canceled	-	-
Exercised	-	-
Outstanding - December 31, 2015	5,516,924	0.10
Granted	-	-
Forfeited/canceled	-	-
Exercised	-	-
Outstanding - December 31, 2016	5,516,924	$ 0.10

All of the outstanding warrants are exercisable and have a weighted average remaining contractual life of approximately 3.1 years as of December 31, 2016.

Note 9 - Net Loss Per Share

The Company computes net loss per share using the two-class method, which is an allocation formula that determines net loss per share for common shares and participating securities, which for the Company is the preferred shares.

Note 9 - Net Loss Per Share (continued)

The following table sets forth the computation of net loss:

	December 31,	
	2016	2015
Numerator		
Net loss	$ (4,049,198)	$ (6,515,074)
Net loss allocated to preferred shareholders	(3,952,130)	(6,351,850)
Net loss allocated to common shareholders	(97,068)	(163,224)
Series B preferred accumulating dividends	(845,903)	(354,717)
Net loss attributable to common shareholders	$ (942,971)	$ (517,941)
Denominator		
Weighted average basic shares outstanding	433,374	334,515
Potential diluted shares	-	-
Weighted average diluted shares outstanding	433,374	334,515
Net loss per share		
Basic	$ (2.18)	$ (1.55)
Diluted	$ (2.18)	$ (1.55)

The following potentially dilutive securities outstanding have been excluded from the computations of diluted weighted-average shares outstanding because such securities have an anti-dilutive impact due to losses reported (in common share equivalent shares). The weighted average options and warrants outstanding excluded from dilutive earnings per share ("EPS") for the periods ended December 31, 2016 and 2015 are:

	December 31,	
	2016	2015
Net option shares excluded from dilutive EPS	247,614	219,676
Net warrant shares excluded from dilutive EPS	1,899,129	1,064,324
	2,146,743	1,284,000

Note 10 - Subsequent Events

The Company has evaluated all subsequent events through the date of the independent registered public accounting firm's report, which is the date the financial statements were available to be issued, and concluded there were no material subsequent events requiring disclosure except those described in Note 5 and below.

In 2017, the Company issued 186,400 options to purchase Series 1.